UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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Declaration of UNITIL         )       CERTIFICATE PURSUANT TO
Corporation on Form U-1       )       RULE 24 UNDER THE PUBLIC
(File No. 70-9047)            )       UTILITY HOLDING COMPANY ACT
                              )       OF 1935
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     Pursuant to the  requirements  of Rule 24 under the Public Utility  Holding
Company Act of 1935, UNITIL Corporation ("UNITIL") hereby certifies, by the undersigned officer hereunto duly authorized, that the proposed guarantee of the obligations of UNITIL Realty Corporation under a note and note purchase agreement, as proposed in UNITIL's application-declaration to the Securities and Exchange Commission (the "Commission") on Form U-1 (File No. 70-9047) and authorized by order of the Commission in Public Utility Holding Company Act Release No. 35-26739; 70-9047, dated July 3, 1997 (the "Order") has been carried out in accordance with the terms and conditions of and for the purposes represented by the application-declaration and of the Commission's Order with respect thereto.

Exhibits
                  F-2               "Past Tense" Opinion of Counsel


				SIGNATURE

     Pursuant  to the  requirements  of the  Public  Utility  Holding
Company Act of 1935, the undersigned company has duly caused this Certificate to be signed on its behalf by the undersigned thereunto duly authorized.

                                           UNITIL Corporation


                                           By:     /s/ Gail A. Siart
                                              Gail A. Siart
                                              Secretary and Treasurer



Dated:   August 5, 1997